January 11, 2012

VIA EDGAR

Mr. Michael R. Clampitt

Senior Counsel

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	FNB United Corp.

Amendment No. 1 to Registration Statement on Form S-1

Filed December 23, 2011

File No. 333-178066

Dear Mr. Clampitt:

On behalf of FNB United Corp. (the “Company”), this letter is being transmitted in response to a comment received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated January 5, 2012 (the “Comment Letter”) with regard to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed on December 23, 2011. To facilitate the Staff’s review, we have restated the comment from the Comment Letter below and provided our response immediately following the comment.

Amendment No. 1 to Registration Statement on Form S-1

Selling Shareholders, page 18

1.	We note your revised disclosure to the selling shareholders table in response to prior comment 1. However, you have not identified the natural persons who have or share voting and/or dispositive powers or the right to receive the economic benefit with respect to the shares held by CFIG Worth SPV, LLC. Therefore, we reissue our prior comment.

Response: Based upon information provided by the selling shareholder to the Company, the Company has revised page 21 to add the requested disclosure in response to this comment.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to call me at (336) 626-8300, if you have any questions or would like additional information regarding this matter.

Sincerely,

/s/ Brian E. Simpson
Brian E. Simpson Chief Executive Officer

cc:	Paul Freshour, Arnold & Porter LLP

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